Exhibit 99.1

Titan Medical to Present at the Society of Robotic Surgery 2020 World Robotic Symposium

TORONTO--(BUSINESS WIRE)--July 27, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of single-port robotic surgical technologies, announces that David McNally, President and CEO of Titan Medical, will present in the plenary session titled “Future Robotic Platforms” on Saturday, August 1 at the Society of Robotic Surgery (SRS) 2020 World Robotic Symposium. This industry-focused plenary session will feature executives from companies recognized for current and promising technology platforms in robotic surgery.

Mr. McNally, said, “We are honored to present a progress update on our single-port robotic surgery system at the Society of Robotic Surgery 2020 World Robotic Symposium, where we will be among clinical and industry experts in the field of robotic surgery. We are pleased to continue our support for the SRS, which through this year’s virtual World Robotic Symposium, provides an exceptional venue for Titan to present and be recognized among robotic surgery innovators.”

The Society of Robotic Surgery 2020 World Robotic Symposium is a virtual meeting designed to be the most comprehensive robotic surgery symposium, featuring internationally renowned faculty who are dedicated experts in their fields of study.

About Titan Medical Inc.

Titan Medical Inc. is focused on robotic-assisted technologies for application in minimally invasive surgery (“MIS”). Titan is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision systems and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an ergonomic interface to the patient cart and a 3D high-definition endoscopic view of the MIS procedure. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release and the referenced presentation contain “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20F dated March 30, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Stephen Randall
Chief Financial Officer
+1-416-548-7522
stephen@titanmedicalinc.com